EXHIBIT 99.1

Brookfield Infrastructure Renews Its Normal Course Issuer Bids

BROOKFIELD, News, Nov. 27, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BIP of its intention to renew its normal course issuer bid for its outstanding limited partnership units (“LP Units”) and its cumulative class A preferred limited partnership units (“Preferred Units”, and together with LP Units, “Units”). Brookfield Infrastructure Corporation (“BIPC”) (NYSE/TSX: BIPC) also today announced that the TSX accepted a notice filed by BIPC of its intention to renew its normal course issuer bid for its outstanding class A exchangeable subordinate voting shares (“Exchangeable Shares”).

BIP and BIPC believe that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase Units or Exchangeable Shares, as applicable, should they be trading in price ranges that do not fully reflect their value.

Under BIP’s normal course issuer bid, the Board of Directors of the general partner of BIP authorized BIP to repurchase up to 5% of the issued and outstanding LP Units, or up to 23,088,572 LP Units. At the close of business on November 19, 2024, there were 461,771,450 LP Units issued and outstanding. Under BIP’s normal course issuer bid, it may repurchase up to 126,133 LP Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 504,532 LP Units on the TSX for the six months ended October 31, 2024, calculated in accordance with the rules of the TSX.

BIP currently has four series of Preferred Units outstanding and that trade on the TSX. Under BIP’s normal course issuer bid, BIP is authorized to repurchase up to 10% of the total public float of each series of Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to repurchase[3]
					Total	Daily
Series 1	BIP.PR.A	4,989,265	4,989,265	6,031	498,926	1,507
Series 3	BIP.PR.B	4,989,262	4,989,262	2,964	498,926	1,000
Series 9	BIP.PR.E	7,986,595	7,986,595	4,451	798,659	1,112
Series 11	BIP.PR.F	9,936,190	9,936,190	5,363	993,619	1,340
  Calculated as at November 19, 2024.
  For the 6 months ended October 31, 2024.
  In accordance with TSX rules, any daily repurchases with respect to each of the Series 1, Series 9 and Series 11 Preferred Units will be limited to 25% of the average daily trading volume on the TSX of the respective series and any daily repurchases with respect to the Series 3 Preferred Units will be limited to 1,000 Preferred Units.

Under BIPC’s normal course issuer bid, the Board of Directors of BIPC authorized BIPC to repurchase up to 10% of the total public float of Exchangeable Shares, or up to 11,889,600 Exchangeable Shares. At the close of business on November 19, 2024, there were 132,029,368 Exchangeable Shares issued and outstanding and 118,896,006 Exchangeable Shares in the public float. Under BIPC’s normal course issuer bid, it may repurchase up to 46,896 Exchangeable Shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 187,586 Exchangeable Shares on the TSX for the six months ended October 31, 2024, calculated in accordance with the rules of the TSX.

Repurchases under each normal course issuer bid are authorized to commence on December 2, 2024 and each normal course issuer bid will terminate on December 1, 2025, or earlier should BIP or BIPC, as applicable, complete its repurchases under its respective normal course issuer bid prior to such date.

Under BIP’s current normal course issuer bid that commenced on December 1, 2023 and expires on November 30, 2024, BIP previously sought and received approval from the TSX to repurchase up to 23,107,234 LP Units, 498,926 Series 1 Preferred Units, 498,586 Series 3 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units. BIP has not repurchased any Units under its current normal course issuer bid in the past twelve months.

Under BIPC’s normal course issuer bid that commenced on December 1, 2023 and expires on November 30, 2024, BIPC previously sought and received approval from the TSX to repurchase up to 11,867,195 Exchangeable Shares. BIPC has not repurchased any Exchangeable Shares under its current normal course issuer bid in the past twelve months.

Repurchases of Series 1, Series 3, Series 9 and Series 11 Preferred Units will be effected through the facilities of the TSX and/or alternative trading systems. Repurchases of LP Units and Exchangeable Shares will be effected through the facilities of the TSX, the NYSE and/or alternative trading systems. All Units and Exchangeable Shares acquired by BIP and BIPC, respectively, under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

BIP and BIPC intend to enter into automatic share purchase plans on or about the week of December 23, 2024 in relation to their respective normal course issuer bids. The automatic share purchase plans will allow for the purchase of Units or Exchangeable Shares, as applicable, subject to certain trading parameters, at times when BIP or BIPC ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Outside these periods, the Units or Exchangeable Shares will be repurchased in accordance with management’s discretion, subject to applicable law.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “believes,” “may” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future repurchases by BIP of its Units and by BIPC of its Exchangeable Shares pursuant to their respective normal course issuer bids and, as applicable, automatic repurchase plans. Although BIP and BIPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and BIPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIP and BIPC to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of Units and Exchangeable Shares or the stock exchanges generally; and other risks and factors described in the documents filed by BIP and BIPC with securities regulators in Canada and the United States including under “Risk Factors” in BIP’s and BIPC’s most recent Annual Reports on Form 20-F and other risks and factors that are described therein. Except as required by law, BIP and BIPC undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.